Sub-Item 77C: Submission of matters to a vote of security holders

A Special Meeting of Shareholders of Aberdeen
Global Natural Resources Fund was held on October
17, 2016, and adjourned to October 31, 2016, at
AAMI's offices at 1735 Market Street, 32nd Floor,
Philadelphia, PA 19103 (the "Meeting"). The description of the proposal and number of shares voted at the Meeting are as follows:

To approve an Agreement and Plan of
Reorganization (the "Reorganization Agreement") which contemplates the reorganization of the Aberdeen Global Natural Resources Fund (the
"Target Fund") into the Aberdeen Global Equity
Fund, a series of Aberdeen Funds (the "Acquiring
Fund"), and provides that the Target Fund will transfer all of its assets and liabilities to the Acquiring Fund in exchange for shares of certain classes of the Acquiring Fund, which shares will be distributed to the shareholders of the corresponding class of the Target Fund in complete liquidation and dissolution of the Target Fund (the
"Reorganization").

Votes
For
Votes
Against
Abstained
451,406
30,396
117,727